Exhibit 99.7

                                      Press release

Plastic Recycling:
Total Acquires France’s Synova

Paris, February 18, 2019 - Total today announces that it has acquired Synova, a French leader in manufacturing high-performance recycled polypropylene for the automotive sector.

Synova produces 20,000 tonnes per year of polypropylene that meets the highest quality standards of original equipment manufacturers and automakers from recycled plastics.

Combining Synova’s recycling expertise and Total’s polymers know-how will increase the supply of recycled polypropylene for automotive applications that deliver the same performance as virgin polymers.

"By contributing to the lighter weight of vehicles, plastics improve their energy efficiency and reduce CO2 emissions. Producing them from recycled materials will also meet the challenge of managing their end of life," explained Bernard Pinatel, President Refining & Chemicals, Total. "The acquisition of Synova is a concrete proof of our commitment to developing plastic recycling. It reinforces the activities we already carry out in recycling and contributes to Total’s ambition to be the responsible energy major."

Total and Plastics Recycling

Total is a founding member of the Alliance to End Plastic Waste, which brings together nearly 30 companies from across the plastics and consumer goods value chain. They are committed over $1.0 billion with the goal of investing $1.5 billion over the next five years to help end plastic waste pollution in the environment, particularly in the oceans.

The Group is working on all types of recycling in order to emerge high-performance recycled polymers.

For example, Total produces Circular Compounds®, polypropylene and polyethylene containing at least 50% recycled materials and offering the same properties as virgin polymers.

Total is also associated with Citeo, Saint-Gobain and Syndifrais in a project aiming at the emergence of a polystyrene recycling system in France by 2020. The feasibility of a large-scale production will be validated at our industrial sites in Carling (France) and Feluy (Belgium).

In addition, Total is one of the world leaders in bioplastics. Our joint venture Total Corbion PLA owns in Thailand a plant with a capacity of 75,000 tonnes per year of PLA, a 100% biobased, recyclable and biodegradable bioplastic.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise